EXHIBIT 4.4

WARRANT AGENCY AGREEMENT

WARRANT AGENCY AGREEMENT made as of April 3, 2024, between Pulse Biosciences, Inc., a Delaware corporation (“Company”), with offices at 3957 Point Eden Way, Hayward, California 94545, and Broadridge Corporate Issuer Solutions, LLC (“Warrant Agent”), with offices at 51 Mercedes Way, Edgewood, NY 11717 (the “Warrant Agreement”).

WHEREAS, the Company is engaged in a public rights offering of units (“Units”), with each Unit to consist of one share of the Company’s common stock, par value $0.001 per share (“Common Stock”), and two warrants (the “Warrants”), each entitling the holder to purchase one-half of one share of Common Stock, subject to adjustment as described herein; and

WHEREAS, the terms and provisions of the two Warrants included in each Unit shall be identical except with respect to certain terms regarding the Company’s redemption rights under the respective Warrants; and

WHEREAS, on or about the date hereof, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (as the same may be amended from time to time, the “Registration Statement”) for the registration, under the Securities Act of 1933, as amended of, among other securities, the Warrants and the Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”); and

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and, subject to the Registration Statement becoming effective, the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the forms and provisions of the respective Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the respective Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the respective Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the respective Warrants from and after the date on which the Registration Statement becomes effective (the “Effective Date”), and the Warrant Agent hereby accepts such appointment, from and after the Effective Date, and agrees to perform the same in accordance with the terms and conditions set forth in this Warrant Agreement.

2. Warrants.

2.1. Forms of Warrants. Each Warrant shall be issued in registered form only. One of the Warrants shall be in substantially the form of Exhibit A-1 hereto (the “150% Redemption Warrants”), and the other of the Warrants shall be in substantially the form of Exhibit A-2 hereto (the “200% Redemption Warrants”), the respective provisions of which are incorporated herein. Each Warrant shall be signed by, or bear the electronic signature of, the Chief Executive Officer, President, Chief Financial Officer or Treasurer, Secretary or Assistant Secretary of the Company. NOTWITHSTANDING ANYTHING TO THE CONTRARY PROVIDED HEREIN, THE PROVISIONS OF THE 150% REDEMPTION WARRANTS AND THE 200% REDEMPTION WARRANTS SHALL BE BINDING IN ALL RESPECTS ON EACH OF THE COMPANY AND THE WARRANT AGENT; PROVIDED, HOWEVER, THAT, PURSUANT TO SECTION 8.4 HEREOF, THE HOLDERS SHALL NOT BE ENTITLED TO BRING ANY CLAIM DIRECTLY AGAINST THE WARRANT AGENT AND MUST ENFORCE ANY LEGAL OR EQUITABLE RIGHT, REMEDY OR CLAIM UNDER THE WARRANTS AGAINST THE COMPANY AND NOT THE WARRANT AGENT. TO THE EXTENT ANY TERM OR PROVISION HEREIN IS INCONSISTENT WITH THE 150% REDEMPTION WARRANTS AND THE 200% REDEMPTION WARRANTS, AS APPLICABLE, THE TERMS AND PROVISIONS OF THE 150% REDEMPTION WARRANTS AND THE 200% REDEMPTION WARRANTS, AS APPLICABLE, SHALL CONTROL; PROVIDED, HOWEVER, THAT SUBSEQUENT AMENDMENTS TO THE TERMS AND PROVISIONS OF THE 150% REDEMPTION WARRANTS AND THE 200% REDEMPTION WARRANTS, AS APPLICABLE, SHALL NOT BE BINDING AGAINST THE WARRANT AGENT UNLESS EXPRESSLY CONSENTED TO BY THE WARRANT AGENT. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANING ASCRIBED TO THEM IN THE 150% REDEMPTION WARRANTS AND THE 200% REDEMPTION WARRANTS, AS APPLICABLE. In the event the person whose electronic signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance. All of the Warrants shall initially be represented by one or more book-entry certificates (each a “Book-Entry Warrant Certificate”).

2.2. Effect of Countersignature. Unless and until countersigned by the Warrant Agent pursuant to this Warrant Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3. Registration.

2.3.1. Warrant Register. The Warrant Agent shall maintain books (“Warrant Register”), for the registration of original issuance and the registration of transfer of the respective Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. Because the Warrants will be DTC eligible as of the expiration date of the offering of Units, which date is yet to be determined as of the date hereof, all of the Warrants shall be represented by one or more Book-Entry Warrant Certificates deposited with the Depository Trust Company (the “Depository”) and registered in the name of Cede & Co., a nominee of the Depository. Ownership of beneficial interests in the Book-Entry Warrant Certificates shall be shown on, and the transfer of such ownership shall be effected through, records maintained (i) by the Depository or its nominee for each Book-Entry Warrant Certificate; (ii) by institutions that have accounts with the Depository (such institution, with respect to a Warrant in its account, a “Participant”); or (iii) directly on the book-entry records of the Warrant Agent with respect only to owners of beneficial interests that represent such direct registration.

If the Depository subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement within ten (10) days after the Depository ceases to make its book-entry settlement available. In the event that the Company does not make alternative arrangements for book-entry settlement within ten (10) days or the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depository to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depository definitive Warrant Certificates in physical form evidencing such Warrants. Such definitive Warrant Certificates shall be in substantially the forms annexed hereto as Exhibit A-1 and Exhibit A-2.

2.3.2. Beneficial Owner; Registered Holder. The term “beneficial owner” shall mean any person in whose name ownership of a beneficial interest in the Warrants evidenced by a Book-Entry Warrant Certificate is recorded in the records maintained by the Depository or its nominee. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register (“registered holder”), as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4. Detachability of Warrants. The securities comprising the Units will be issued separately and will be separately transferable immediately upon issuance.

2.5. Uncertificated Warrants. Notwithstanding the foregoing and anything else herein to the contrary, the Warrants may be issued in uncertificated form.

3. Terms and Exercise of Warrants.

3.1. Exercise Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, subject to the subsequent adjustments as provided therein. The term “Exercise Price” as used in this Warrant Agreement refers to the price per share at which Common Stock may be purchased at the time a Warrant is exercised.

3.2. Duration of Warrants. A Warrant may be exercised only during the period (“Exercise Period”) stated therein (“Expiration Date”). Each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Warrant Agreement shall cease at the close of business on the Expiration Date.

3.3. Exercise of Warrants.

3.3.1. Exercise and Payment. A registered holder may exercise a Warrant on the terms stated therein. The Warrant Agent shall deposit all funds received by it in payment of the Exercise Price in the account of the Company maintained with the Warrant Agent for such purpose and shall advise the Company via email at the end of each day on which funds for the exercise of the Warrants are received of the amount so deposited to its account.

3.3.2. Issuance of Certificates. The Warrant Agent shall, by 11:00 A.M. New York time on the Business Day following the Exercise Date of any Warrant, advise the Company or the transfer agent and registrar in respect of (a) the Warrant Shares issuable upon such exercise as to the number of Warrants exercised in accordance with the terms and conditions of this Warrant Agreement, (b) the instructions of each registered holder or Participant, as the case may be, with respect to delivery of the Warrant Shares issuable upon such exercise, and the delivery of definitive Warrant Certificates, as appropriate, evidencing the balance, if any, of the Warrants remaining after such exercise, (c) in case of a Book-Entry Warrant Certificate, the notation that shall be made to the records maintained by the Depository, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance, if any, of the Warrants remaining after such exercise and (d) such other information as the Company or such transfer agent and registrar shall reasonably require.

The Company shall, by 5:00 P.M., New York time, on the third Business Day next succeeding the Exercise Date of any Warrant and the clearance of the funds in payment of the Exercise Price, execute, issue and deliver to the Warrant Agent, the Warrant Shares to which such registered holder or Participant, as the case may be, is entitled, in fully registered form, registered in such name or names as may be directed by such registered holder or the Participant, as the case may be. Upon receipt of such Warrant Shares, the Warrant Agent shall, by 5:00 P.M., New York time, on the fifth Business Day next succeeding such Exercise Date, transmit such Warrant Shares to or upon the order of the registered holder or Participant, as the case may be.

In lieu of delivering physical certificates representing the Warrant Shares issuable upon exercise, provided the Company’s transfer agent is participating in the Depository’s Fast Automated Securities Transfer program, the Company shall use its reasonable best efforts to cause its transfer agent to electronically transmit the Warrant Shares issuable upon exercise to the Depository by crediting the account of the Depository or of the Participant through its Deposit or Withdrawal at Custodian (DWAC) system. The time periods for delivery described in the immediately preceding paragraph shall apply to the electronic transmittals described herein.

3.3.3. No Fractional Exercise. As set out in the respective forms of the Warrants, Warrants may be exercised only in whole numbers of Warrant Shares.

3.3.4. Date of Issuance. Each person in whose name any such certificate for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

4. Adjustments.

4.1. Adjustment upon Subdivision or Combination of Common Stock. If an adjustment is made pursuant to Section 3 of the Warrant, Company shall promptly notify Warrant Agent of any such adjustment and give specific instructions to Warrant Agent with respect to any adjustments to the warrant register.

4.2. Reclassification, Consolidation, Purchase, Combination, Sale or Conveyance. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant Agreement and the Warrants referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant Agreement and the Warrants with the same effect as if such Successor Entity had been named as the Company herein.

The Company shall instruct the Warrant Agent to mail by first class mail to each registered holder of a Warrant, written notice of the execution of any such amendment, supplement or agreement. Any supplemented or amended agreement entered into by the successor corporation or transferee shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in the Warrant. The Warrant Agent shall be under no responsibility to determine the correctness of any provisions contained in such agreement relating either to the kind or amount of securities or other property receivable upon exercise of warrants or with respect to the method employed and provided therein for any adjustments and shall be entitled to rely upon the provisions contained in any such agreement. The provisions of this Section 4.2 shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and conveyances of the kind described above.

Whenever an adjustment is made as provided in Section 4.1 or 4.2 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment and (b) promptly file with the Warrant Agent and with the Transfer Agent, a copy of such certificate. The Warrant Agent shall be fully protected in relying on any such certificate and on any adjustment contained therein and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, such adjustments unless and until it shall have received such certificate.

4.3. Notices of Changes in Warrant. Upon every adjustment of the Exercise Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.4. Forms of Warrant. The forms of the Warrants need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Exercise Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Warrant Agreement. However, the Company may at any time in its sole discretion make any change in the forms of Warrants that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

5. Redemption of Warrants.

5.1. Redemption Rights. The Company and the Warrant Agent agree and acknowledge that the Company shall have the redemption rights specified under Section 2(d) of the respective Warrants, and such parties wish to set forth herein the following procedures which shall govern the administration of any such redemptions.

5.2 Exercise of Redemption Right.

5.2.1 Election Notice. The Company shall notify the Warrant Agent in writing (the “Election Notice”) at any such time as the Company is eligible to, and has elected to, exercise its Redemption Rights under any of the Warrants. The Election Notice shall specify whether the Election Notice pertains to the 150% Redemption Warrants and/or the 200% Redemption Warrants and shall contain, as an exhibit, a copy of the form of Redemption Notice (as defined in the Warrants) to be delivered to the registered holders of the applicable Warrants.

5.2.2 Demand Deposit Account. Not later than the date on which the Company delivers an Election Notice to the Warrant Agent, the Company shall deposit, into an account designated in writing by the Warrant Agent (the “Deposit Account”), an amount in cash equal to: (a) if the Election Notice pertains to the 150% Redemption Warrants, the maximum aggregate Redemption Price (as defined in the Warrants) payable in respect of the Warrant Shares underlying the 150% Redemption Warrants (which number of Warrant Shares shall, for the avoidance of doubt, be net of any Warrant Shares previously issued to holders of 150% Redemption Warrants upon exercise thereof), and (b) if the Election Notice pertains to the 200% Redemption Warrants, the maximum aggregate Redemption Price payable in respect of the Warrant Shares underlying the 200% Redemption Warrants (which number of Warrant Shares shall, for the avoidance of doubt, be net of any Warrant Shares previously issued to holders of 200% Redemption Warrants upon exercise thereof) (as applicable, the “Redemption Funds”). The Warrant Agent shall maintain the Redemption Funds in the Deposit Account until such time as it is required to disburse them in accordance with Section 5.3 hereof. With respect to cash deposited by the Company with the bank or financial institution designated by the Warrant Agent (currently either Wells Fargo or U.S. Bank), the Warrant Agent agrees to cause such bank or financial institution to establish and maintain a separate demand deposit account, therefor in the name of Warrant Agent for the benefit of the Company. Warrant agent will only draw upon cash in such account(s) as required from time to time in order to make payments to the holders of the 150% Redemption Warrants or the 200% Redemption Warrants, as applicable of the Company and any applicable tax withholding payments. Warrant Agent shall have no responsibility or liability for any diminution of funds that may result from any deposit made by Warrant Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party, in the absence of fraud, bad faith or willful misconduct by or on behalf of Warrant Agent. Warrant Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. Warrant Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party. Warrant Agent is acting as an agent hereunder and is not a debtor of the Company in respect of cash deposited hereunder. The Company acknowledges and agrees that the Warrant Agent’s ability to pay cash to holders of the 150% Redemption Warrants or the 200% Redemption Warrants, as applicable, in a timely manner is dependent on timely receipt by Warrant Agent of cash in an aggregate amount sufficient to pay such cash thereto no later than 24 hours prior to the date of expected payment and the Warrant Agent shall be excused from any failure to meet its obligations to provide or cause to be provided timely payments to the extent the Company fails to provide such cash no later than 24 hours to the Warrant Agent as reasonably necessary for the provision of such payment. Cash payments received from the Company less than 24 hours prior to payment of cash to holders of the 150% Redemption Warrants or the 200% Redemption Warrants, as applicable, may incur additional rush processing fees.

5.2.3 Redemption Notice. The Warrant Agent shall prepare and promptly (and, in any event, within three (3) Business Days of receipt of the Election Notice) mail, at the Company’s expense, Redemption Notices to each of the record holders of the applicable Warrants in the manner specified under Section 2(d) of the Warrants.

5.2.4 Warrant Exercises after Delivery of Redemption Notices. The Warrant Agent shall process all Notices of Exercise with respect to Warrant Shares subject to a Redemption Notice that are tendered through 4:00 p.m., Eastern time, on the Redemption Date set forth in such Redemption Notice, in the manner set forth in Section 3. However, the Warrant Agent shall immediately cease to process, and shall not process, any further Notices of Exercise with respect to Warrant Shares subject to a Redemption Notice tendered after 4:00 p.m., Eastern time, on the Redemption Date set forth in such Redemption Notice.

5.3 Disbursement of Redemption Funds.

5.3.1 Payment of Redemption Price. Promptly (and, in any event, within two Business Days) after the Redemption Date, the Warrant Agent shall deliver to each record holder of a Warrant subject to a Redemption Notice, out of the Redemption Funds in the Deposit Account, the Redemption Price due to each such record holder in respect of the Warrant Shares redeemed by the Company in accordance with Section 2(d) of such Warrant via mailing a check to the address of record of such holder, unless the Warrant Agent is provided with wire instructions for such holder no later than 48 hours prior to the anticipated payment date. The Company acknowledges and agrees that additional wire transfer fees may apply.

5.3.2 Disbursement of Redemption Funds to Company After Redemption. Promptly (and, in any event, within one Business Day) after any disbursement of Redemption Funds in accordance with Section 5.3.1, the Warrant Agent shall disburse the balance of the Redemption Funds remaining in the Deposit Account, if any, to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company.

6. Transfer and Exchange of Warrants.

6.1. Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

6.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer reasonably acceptable to Warrant Agent, duly executed (with signatures properly guaranteed) by the registered holder thereof, or by a duly authorized attorney, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate, each Book-Entry Warrant Certificate may be transferred only in whole and only to the Depository, to another nominee of the Depository, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend. Upon any such registration of transfer, the Company shall execute, and the Warrant Agent shall countersign and deliver, in the name of the designated transferee a new Warrant Certificate or Warrant Certificates of any authorized denomination evidencing in the aggregate a like number of unexercised Warrants.

6.3. Service Charges. A service charge shall be made for any exchange or registration of transfer of Warrants, as negotiated between Company and Warrant Agent.

6.4. Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Warrant Agreement, the Warrants required to be issued pursuant to the provisions of this Section 6, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

7. Concerning the Warrant Agent and Other Matters.

7.1. Concerning the Warrant Agent. The Warrant Agent:

7.1.1 shall have no duties or obligations other than those set forth herein including in Exhibits A and B, and no duties or obligations shall be inferred or implied;

7.1.2  may rely on and shall be held harmless by the Company in respect of any action taken, suffered or omitted to be taken by Warrant Agent in connection with its administration of this Agreement and the exercise and performance of its duties hereunder in reliance upon any certificate, statement, instrument, opinion, notice, letter, affidavit, power of attorney, endorsement, consent, direction, facsimile transmission, telegram or other paper or document, or any security delivered to it, and reasonably believed by it to be genuine and to have been made or signed, executed and, where necessary, verified or acknowledged by the proper party or parties;

7.1.3 may rely on and shall be held harmless by the Company in acting upon written or oral instructions or statements from the Company with respect to any matter relating to its acting as Warrant Agent;

7.1.4 may consult with counsel satisfactory to it (including counsel for the Company or an employee of the Warrant Agent) and shall be held harmless by the Company in relying on the advice or opinion of such counsel in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion of such counsel;

7.1.5 solely shall make the final determination as to whether or not a Warrant received by Warrant Agent is duly, completely and correctly executed, and Warrant Agent shall be held harmless by the Company in respect of any action taken, suffered or omitted by Warrant Agent hereunder in good faith and in accordance with its determination;

7.1.6  shall not be obligated to take any legal or other action hereunder which might, in its judgment subject or expose it to any expense or liability unless it shall have been furnished with an indemnity satisfactory to it; and

7.1.7 shall not be deemed to have any knowledge of any event which it was supposed to receive notice thereof hereunder, and Warrant Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith, unless and until it has received such notice in writing;

7.1.8 shall not assume any relationship of agency or trust with any of the holders of a Warrant;

7.1.9 shall not be required to perform any action if such action would cause the Warrant Agent to violate any applicable law, regulation or court order; and

7.1.10 shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to the Registration Statement or this Warrant Agreement, including without limitation obligations under applicable regulation or law.

7.2. Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

7.3. Resignation, Consolidation, or Merger of Warrant Agent.

7.3.1. Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, in good standing, which is authorized under such laws to exercise corporate trust, stock transfer, or shareholder services powers and which has at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50 million or (b) an affiliate of a legal business entity described in clause (a) of this sentence. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

7.3.2. Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Common Stock not later than the effective date of any such appointment.

7.3.3. Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Warrant Agreement without any further act.

7.4. Fees and Expenses of Warrant Agent.

7.4.1. Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration in an amount agreed to between Company and Warrant Agent for its services as Warrant Agent hereunder, as set forth in Exhibit B, and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder. On the Effective Date, the one time project management fee shall be paid by Company before any services hereunder commence. All other monthly fees, including the Warrant Agent Fee and Per Warrant exercise fee as set forth in Exhibit B, shall be paid by Company within thirty (30) calendar days of receiving an invoice from Warrant Agents An invoice for any out-of-pocket and/or per item fees incurred will be rendered to and payable by the Company within  thirty (30) days of the date of said invoice. It is understood and agreed that all services to be performed by Warrant Agent shall cease if full payment for its services has not been received in accordance with the above schedule, and said services will not commence thereafter until all payment due has been received by Warrant Agent.

7.4.2. Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Warrant Agreement.

7.5. Liability of Warrant Agent.

7.5.1. Reliance on Company Statement. Whenever in the performance of its duties under this Warrant Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the President of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Warrant Agreement.

7.5.2. Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, claims, losses, damages, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Warrant Agreement except as a result of the Warrant Agent’s gross negligence, willful misconduct, or bad faith.

7.5.3. Limitation of Liability.

(i)

Warrant Agent shall not be liable or deemed to be in default for any delay or failure to perform under this Warrant Agreement or any schedule resulting directly or indirectly from any cause beyond Warrant Agent’s reasonable control, including, without limitation, natural disasters, and failure of utilities or carriers.

(ii)

NOTWITHSTANDING ANYTHING IN THIS WARRANT AGREEMENT TO THE CONTRARY, NEITHER PARTY TO THIS WARRANT AGREEMENT SHALL BE LIABLE TO THE OTHER PARTY FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL OR INCIDENTAL DAMAGES UNDER ANY PROVISION OF THIS WARRANT AGREEMENT OR FOR ANY CONSEQUENTIAL, INDIRECT, PUNITIVE, SPECIAL OR INCIDENTAL DAMAGES ARISING OUT OF ANY ACT OR FAILURE TO ACT HEREUNDER EVEN IF THAT PARTY HAS BEEN ADVISED OF OR HAS FORESEEN THE POSSIBILITY OF SUCH DAMAGES.

(iii)

This Section allocates the risks under this Warrant Agreement between Warrant Agent and Company and is viewed by the parties as an integral part of the business arrangement between them. The pricing and other terms and conditions of this Warrant Agreement and any schedule hereto reflect this allocation of risk and the limitations specified herein.

7.5.4. Disputes. In the event any question or dispute arises with respect to the proper interpretation of this Warrant Agreement or the Warrant Agent’s duties hereunder or the rights of the Company or of any holder of a Warrant, the Warrant Agent shall not be required to act and shall not be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and the Warrant Agent may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to the Warrant Agent and executed by the Company and each other interested party. In addition, the Warrant Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the Warrant holders, as applicable, and all other parties that may have an interest in the settlement.

7.5.5 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Warrant Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Warrant Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Warrant Agreement or any Warrant or as to whether any shares of Common Stock will when issued be valid and fully paid and nonassessable.

7.6. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Warrant Agreement as of the Effective Date and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all moneys received by the Warrant Agent for the purchase of shares of Common Stock through the exercise of Warrants.

8. Miscellaneous Provisions.

8.1. Successors. All the covenants and provisions of this Warrant Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

8.2. Notices. Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery, or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545
Attention: Kenneth Stratton
and a copy via email to:

ken.stratton@pulsebiosciences.com

Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery, or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Broadridge Corporate Issuer Solutions, LLC,
51 Mercedes Way
Edgewood, NY 11717
Attn: Corporate Actions Department

With a copy to:

Broadridge Financial Solutions, Inc.
2 Gateway Center
Newark, New Jersey 07102
and a copy via email to:
legalnotices@broadridge.com
in each case, Attention: General Counsel

8.3. Applicable law. The validity, interpretation, and performance of this Warrant Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Warrant Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 8.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

8.4. Persons Having Rights under this Warrant Agreement. Nothing in this Warrant Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Warrants, any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the registered holders of the Warrants; provided, however, that the registered holders of the Warrants must enforce any legal or equitable rights, remedies or claims under this Warrant Agreement against the Company and not the Warrant Agent.

8.5. Examination of the Warrant Agreement. A copy of this Warrant Agreement shall be available at all reasonable times at the office of the Warrant Agent in the city of Edgewood, State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

8.6. Counterparts. This Warrant Agreement may be executed in any number of original or electronic counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

8.7. Effect of Headings. The Section headings herein are for convenience only and are not part of this Warrant Agreement and shall not affect the interpretation thereof.

8.8. Amendments. This Warrant Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders.

8.9. Severability. This Warrant Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Warrant Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Warrant Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

8.10. Force Majeure. In the event either party is unable to perform its obligations under the terms of this Warrant Agreement because of acts of God, strikes, natural disasters, failure of carrier or utilities, equipment or transmission failure or damage that is reasonably beyond its control, or any other cause that is reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes. Performance under this Warrant Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

8.11. Severability. If any provision of this Warrant Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

8.12. Confidentiality. Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Warrant Agreement, including the fees for services set forth in the attached schedule, shall remain confidential and shall not be voluntarily disclosed to any third party (except the party’s attorneys, subcontractors, vendors, representatives, agents, advisors and affiliates), except with the written approval of the other party or as may be required by law or regulatory authority.

8.13. Survival. The applicable provisions of Sections 7 and 8 shall survive any termination of this Warrant Agreement.

8.14. Merger of Agreement. This Warrant Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written, provided, however, that nothing herein contained shall amend, replace or supersede any agreement between the Company and Warrant Agent to act as the Company’s transfer agent which agreement shall remain in full force and effect.

8.15. GDPR and Territorial Limitation.

8.15.1. To the extent Warrant Agent processes personal information that would constitute EU Personal Data as defined under Regulation (EU) 2016/679 (General Data Protection Regulation), Warrant Agent will comply with the provisions of the Warrant Agent GDPR Annex, found at https://www.broadridge.com/GDPR-Annex by using password.

8.15.2. The Services are intended for use in the United States. Except with respect to representations pertaining to the EU Personal Data as defined under Regulation (EU) 2016/679 (General Data Protection Regulation) in Section 8.15.1 Warrant Agent makes no representation that the Services are appropriate or available for use outside the United States, and access to the Services from territories where the Services are illegal is prohibited. Company is responsible for compliance with all local laws in connection with its use of the Services.

IN WITNESS WHEREOF, this Warrant Agreement has been duly executed by the parties hereto as of the day and year first above written.

PULSE BIOSCIENCES, INC.

By:	/s/ Ken Stratton
Name:	Ken Stratton
Title:	General Counsel and Corporate Secretary

BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC

By:	/s/ John Dunn
Name:	John Dunn
Title:	Vice President